UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-24293

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

K-V Pharmaceutical Company

One Corporate Woods Drive

Bridgeton, MO 63044

REQUIRED INFORMATION

(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust as required by Form 11-K, together with the report thereon of Brown Smith Wallace, LLC, independent registered public accounting firm, dated September 27, 2010.

(b)	Exhibits:

Exhibit No.	Description

23.1	Consent of Brown Smith Wallace, LLC.

K-V PHARMACEUTICAL COMPANY

FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCH 31, 2010

Report of Independent Registered Public Accounting Firm

To the Participants of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust and

The Board of Directors of KV Pharmaceutical Company

We have audited the accompanying statements of net assets available for benefits of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust as of March 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust as of March 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2010 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2010 basic financial statements taken as a whole.

/s/ Brown Smith Wallace, LLC

September 27, 2010

K-V PHARMACEUTICAL COMPANY

FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Statements of Net Assets Available for Benefits

March 31, 2010 and 2009

	2010	2009
ASSETS
Investments at fair value (Note 4):
Mutual funds	$36,040,134	$25,997,423
Common stock	2,256,246	3,053,028
Interest in common trusts	5,425,984	6,238,346
Participant loans	923,608	1,735,480

Total Investments	44,645,972	37,024,277

Receivables:
Company contributions	132,549	133,472
Participant contributions	162,286	163,901

Total Receivables	294,835	297,373

LIABILITIES
Reinstatement payable (Note 7)	—	(72,159)
Excess contributions payable	(94,126)	—

Total Liabilities	(94,126)	(72,159)

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	44,846,681	37,249,491

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(32,866)	141,696

NET ASSETS AVAILABLE FOR BENEFITS	$44,813,815	$37,391,187

The accompanying notes are an integral part of these financial statements.

K-V PHARMACEUTICAL COMPANY

FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Statements of Changes in Net Assets Available for Benefits

Years ended March 31, 2010 and 2009

	2010	2009
Additions:
Contributions and other additions:
Employer contributions	$1,183,538	$2,671,666
Participant contributions	3,512,481	7,459,633
Participant rollover contributions	313,036	2,019,620

Total contributions and other additions	5,009,055	12,150,919

Deductions:
Benefits paid to participants	10,971,250	6,732,246
Excess contributions	94,126	—
Administrative and other expenses	7,520	24,630

Total deductions	11,072,896	6,756,876

Investment income (loss):
Interest and dividends	542,920	1,111,386
Net realized and unrealized appreciation (depreciation) in fair value of investments	12,943,549	(29,149,197)

Total investment income (loss)	13,486,469	(28,037,811)

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	7,422,628	(22,643,768)
Net assets available for benefits, beginning of year	37,391,187	60,034,955

Net assets available for benefits, end of year	$44,813,815	$37,391,187

The accompanying notes are an integral part of these financial statements.

K-V PHARMACEUTICAL COMPANY

FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

March 31, 2010

1. Description of Plan

The following description of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established for the benefit of all employees of K-V Pharmaceutical Company, ETHEX Corporation, Ther-Rx Corporation, and Particle Dynamics, Inc. (collectively referred to as “the Company”). The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established March 31, 1959 to offer the employees of the Company a means of saving funds, on a pre-tax basis or after-tax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participation is voluntary.

The Plan is administered by the executives of the Company. Fidelity Investments Institutional Services Company, Inc. serves as the Plan trustee and record keeper (“the Trustee”).

Participation

Full-time employees are eligible to participate in the Plan immediately upon hire. Full-time employees are eligible to participate in the profit sharing portion of the Plan upon completion of one year, or 1,000 hours, of service for the Company and reaching 21 years of age. Each employee may become a participant of the Plan on the first pay period coinciding with, or following, the fulfillment of the eligibility requirements.

Contributions

Plan participants may contribute between 1% and 60% of their covered compensation, up to the maximum allowable under the IRC. Contributions may be made prior to federal and certain other income taxes pursuant to Section 401(k) of the IRC. Contributions are allocated to investment funds, as determined by the eligible participant.

The Company matches 50% of a participant’s contribution not to exceed 7% of a participant’s covered compensation. These contributions are allocated as directed by the participant.

The Company may also make a profit sharing contribution on a discretionary basis on behalf of all eligible participants, as defined in the Plan, whether or not they make an elective contribution for the Plan year. Profit sharing contributions are based on the Company’s profitability, are allocated to participant accounts based on compensation levels, and are 100% participant directed. These contributions are recognized by the Plan when authorized by the board of directors of the Company and are also subject to certain limitations. There were no contributions authorized by the Board of Directors of the Company in 2010 and 2009.

K-V PHARMACEUTICAL COMPANY

FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements – Continued

March 31, 2010

Vesting

Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of the Company’s matching contributions and the earnings thereon is determined based on participants’ years of vesting service. A participant is vested 20% after each year of service beginning on the second year of employment and becomes fully vested after six years of service or if employment terminates by reason of death, permanent disability, or retirement. Profit sharing contributions made by the Company vest based on the number of years of service as follows: 0% if less than 3 years of service and 100% if 3 or more years of service.

Forfeitures

Forfeitures are held in a forfeiture account until allocated by the plan administrator. These amounts may be used to pay administrative expenses of the Plan, reduce future Company matching contributions, and fund the Company’s discretionary profit sharing contribution to eligible participants. The amounts forfeited were $75,424 and $404,066 in 2010 and 2009, respectively.

Payment of Benefits

Upon termination, retirement or disability, the participants have the option to receive a lump-sum distribution equal to the vested value of the funds allocated to the participants’ accounts or periodic payments of equal amounts over a period not exceeding the participant’s life expectancy.

Upon death subsequent to retirement, the beneficiary of the deceased participant will receive payments as determined by the method of distribution of benefits then in force. Upon death prior to retirement, the beneficiary of the deceased participant can elect to receive a lump-sum distribution or annual periodic payments of substantially equal amounts not to exceed five years.

Upon termination, the participant will receive their vested profit sharing account balance, if under $1,500, on the valuation date coincident with the Plan year in which the participant’s break-in-service occurred.

Participant Loans

Participants of the Plan may borrow funds from their accounts up to 50% of the total vested balance, not to exceed $50,000, less the participant’s highest outstanding loan balance for the previous 12-month period. The minimum loan amount is $1,000. Loans are repayable through payroll deductions over a period of one to five years or up to 10 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate of prime (3.25% at March 31, 2010) plus 0.5% on the day the loan was granted. Interest income on the loan fund is included as interest income in the participants’ fund accounts based on their elected loan allocation.

Plan Member Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and the allocation of (a) the Company’s profit sharing contribution, (b) Plan earnings, and (c) forfeitures of terminated participants’ nonvested accounts, and is charged with an allocation of administrative expenses. Allocation of the profit sharing contribution and forfeitures are based on compensation. Allocation of earnings and administrative expenses are based on the participant’s account balance by investment type.

K-V PHARMACEUTICAL COMPANY

FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements – Continued

March 31, 2010

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefit payments to participants, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

As described in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962, Plan Accounting- Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts (interest in common trusts) as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan’s investments in mutual funds are stated at fair value as determined by Fidelity’s investment managers based on quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The common stock is recorded at fair value, based on the closing market price of the stock on the last business day of the Plan year. Participant loans are stated at cost, which approximate fair value.

The accompanying Statements of Changes in Net Assets Available for Benefits present the net appreciation (depreciation) in the fair value of investments, which represents the change in market value from the beginning to the end of the Plan year for investments retained in the Plan, and realized gains and losses, which represent the difference between historical cost and proceeds received for investments sold during the year.

Purchases and sales of investments and realized gains and losses are accounted for on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

K-V PHARMACEUTICAL COMPANY

FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements – Continued

March 31, 2010

Administrative Expenses

Certain administrative expenses, in excess of forfeitures, are paid by the Company.

Adoption of New Accounting Standard

In September 2006, the FASB issued authoritative guidance which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The Plan adopted FASB ASC 820, Fair Value Measurements and Disclosures, effective April 1, 2008. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of ASC 820 did not have a material impact on the Plan’s financial statements. The related disclosures are included in Note 5.

3. Risks and Uncertainties

The Plan provides for investment in various mutual funds and other investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4. Investments

Participants may direct their contributions and employer matching contributions into one or any combination of thirty investment options offered by the plan.

Investments that represent 5% or more of the Plan’s net assets at March 31 are presented in the following table:

	2010		2009
Fidelity Advisor Dividend Growth Fund	$4,528,797		$3,112,907
Fidelity Advisor Stable Value Fund	5,393,118	*	6,380,042	*
Fidelity Advisor Equity Growth Fund	2,871,494		2,161,202
Fidelity Advisor Intermediate Bond Fund	3,232,329		3,495,168
Fidelity Advisor Mid Cap Fund	2,735,758		Less than 5%
Fidelity Advisor Small Cap Fund	2,651,281		2,067,581
JPMorgan Equity Index Fund	2,575,158		1,930,568
K-V Pharmaceutical Company Common Stock - Class A	Less than 5%		2,818,774

*	This amount represents contract value for this investment.

K-V PHARMACEUTICAL COMPANY

FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements – Continued

March 31, 2010

Investments in K-V Pharmaceutical Company common stock (held in a unitized stock fund created by the Trustee) held by the Plan at March 31 were as follows (in shares):

	2010	2009
K-V Pharmaceutical Company Common Stock - Class A	2,006,505	2,724,461
K-V Pharmaceutical Company Common Stock - Class B	110,555	134,402

During 2010 and 2009, the Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2010	2009
Common stock	$472,513	$(11,514,217)
Mutual funds	12,471,036	(17,634,980)

	$12,943,549	$(29,149,197)

The Fidelity Advisor Stable Value Fund (the “Stable Value Fund”), a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective investment trusts) with similar characteristics. The Stable Value Fund holds investments in fully benefit-responsive investment contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements.

The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Variables impacting future crediting rates include current yield and duration of the assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of any such event is probable. For the Plan years ended March 31, 2010 and March 31, 2009, the average yield was approximately 2.9% and 5.3%, respectively and the crediting interest rate was approximately 2.2% and 4.1%, respectively.

K-V PHARMACEUTICAL COMPANY

FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements – Continued

March 31, 2010

5. Fair Value Measurements

As described in Note 2, “Adoption of New Accounting Standard,” the Plan adopted ASC 820, effective April 1, 2008. That framework provides a fair value hierarchy which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC 820 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities, other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.

•

Level 3 includes observable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset, based on the best information available in the circumstance.

The assets’ fair value measurements level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

K-V PHARMACEUTICAL COMPANY

FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements – Continued

March 31, 2010

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of March 31, 2010 and 2009:

		Fair Value Measurements at Reporting Date Using:
Description	Balance 3/31/2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Large cap funds	$13,112,050	$13,112,050	$—	$—
Target-date funds	4,591,002	4,591,002	—	—
International funds	4,113,595	4,113,595	—	—
Specialty funds	3,865,999	3,865,999	—	—
Bond investments	3,782,617	3,782,617	—	—
Small cap funds	3,431,462	3,431,462	—	—
Mid-cap funds	2,735,759	2,735,759	—	—
Other	407,650	407,650	—	—

	36,040,134	36,040,134	—	—
Common Stock	2,256,246	2,256,246	—	—
Interest in Common Trusts	5,425,984	—	5,425,984	—
Participant Loans	923,608	—	—	923,608

Total	$44,645,972	$38,296,380	$5,425,984	$923,608

K-V PHARMACEUTICAL COMPANY

FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements – Continued

March 31, 2010

		Fair Value Measurements at Reporting Date Using:
Description	Balance 3/31/2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Large cap funds	$9,411,959	$9,411,959	$—	$—
Target-date funds	3,187,580	3,187,580	—	—
International funds	2,891,171	2,891,171	—	—
Specialty funds	2,520,556	2,520,556	—	—
Bond investments	3,663,713	3,663,713	—	—
Small cap funds	2,453,904	2,453,904	—	—
Mid-cap funds	1,803,087	1,803,087	—	—
Other	65,453	65,453	—	—

	25,997,423	25,997,423	—	—
Common Stock	3,053,028	3,053,028	—	—
Interest in Common Trusts	6,238,346	—	6,238,346	—
Participant Loans	1,735,480	—	—	1,735,480

Total	$37,024,277	$29,050,451	$6,238,346	$1,735,480

The following table presents assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at March 31, 2010:

	Participant Loans	Total
Beginning Balance	$1,735,480	$1,735,480
Total gains or losses (realized and unrealized) included in changes in net assets available for benefits	—	—
Purchases, sales, issuances and settlements (net)	(811,872)	(811,872)

Ending Balance	$923,608	$923,608

K-V PHARMACEUTICAL COMPANY

FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements – Continued

March 31, 2010

The following table presents assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at March 31, 2009:

	Participant Loans	Total
Beginning Balance	$1,706,136	$1,706,136
Total gains or losses (realized and unrealized) included in changes in net assets available for benefits	—	—
Purchases, sales, issuances and settlements (net)	29,344	29,344

Ending Balance	$1,735,480	$1,735,480

Gains and losses (realized and unrealized) included in changes in net assets available for benefits for the year ended March 31, 2010 are reported in net appreciation in fair value of investments.

6. Tax Status

The Plan has obtained a tax determination letter dated October 9, 2003. The Plan has been amended since the receipt of this letter; however, the Plan administrator and the Plan’s counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and is tax exempt through the year ended March 31, 2010. Accordingly, no provision for income taxes has been recorded in the financial statements.

7. Distribution of Assets Upon Termination of the Plan

The Company reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and the Company determines that the trust shall be terminated, all accounts shall be revalued as if the termination date was a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued but the Company determines that the trust shall be continued pursuant to the terms of the trust agreement, participants or the Company shall make no further contributions, but the trust shall be administered as though the Plan were otherwise in effect. No plans have been made to terminate the Plan at this time.

On February 5, 2009, the Company commenced a substantial reduction of its workforce as part of an ongoing realignment of the Company’s cost structure that was necessitated by product recalls and the requirements under the U.S. Food and Drug Administration (the “FDA”) consent decree. Headcount was reduced by more than 40%, and this action triggered a partial termination of the Plan in the Plan year ending March 31, 2009. Under the partial termination, all employees terminated as a result of the reduction in workforce as well as all active employees enrolled in the Plan as of February 6, 2009 automatically became 100% vested in the Plan.

K-V PHARMACEUTICAL COMPANY

FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements – Continued

March 31, 2010

The Plan was liable for the cost to reinstate accounts that had already been paid out, prior to March 31, 2009 and subsequent to February 6, 2009, at less than 100% of their nonvested account balances. As of March 31, 2009, the reinstatement payable that the Plan recorded was $72,159. This amount was also recorded as an employer contribution receivable, as the Company was liable to the Plan for the reinstatement cost.

On March 30, 2010, the Company committed to a plan to further reduce its workforce as part of its efforts to manage its cash and financial resources while it continues working with the FDA to return its approved products to market. On March 31, 2010, the Company implemented such plan. Headcount was reduced by more than 40%, and this action triggered another partial termination of the Plan in the current year. Under the partial termination, all employees terminated as a result of the reduction in workforce as well as all active employees enrolled in the Plan as of March 31, 2010 automatically became 100% vested in the Plan. Future contributions for active employees as of this date will also be 100% vested. For those employees hired subsequent to March 31, 2010, they will be subject to the regular vesting schedule as described in Note 1.

8. Related Party Transactions

Certain Plan investments are shares of mutual funds and separate accounts managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, certain Plan investments are common stock of the Company. The Company is the Plan sponsor as defined by the Plan, and therefore, these transactions qualify as related party transactions.

9. Reconciliation of Financial Statements with Form 5500

The following is a reconciliation of the 2010 net assets available for benefits and contributions to the related Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$44,813,815	$37,391,187
Adjustment from fair value to contract value	32,866	(141,696)

Net assets available for benefits per the Form 5500	$44,846,681	$37,249,491

K-V PHARMACEUTICAL COMPANY

FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements – Continued

March 31, 2010

The following is a reconciliation of the changes in net assets available for benefits to the related Form 5500 at March 31, 2010:

Net increase in net assets available for benefits per the financial statements	$7,422,628
Add: Adjustment from fair value to contract value at March 31, 2010	32,866
Add: Adjustment from fair value to contract value at March 31, 2009	141,696

Net increase in net assets available for benefits per the Form 5500	$7,597,190

10. Subsequent Events

Effective August 30, 2010, the Company temporarily suspended the match of participants’ contributions to the Plan.

The Company has evaluated all subsequent events through September 27, 2010, the date the financial statements were available to be issued.

Supplemental Schedule

K-V PHARMACEUTICAL COMPANY

FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

EIN # 43-0618919                            PLAN 002

Schedule of Assets Held For Investment Purposes at End of Year

Form 5500 – Schedule H – Line 4i

March 31, 2010

(See Independent Auditors’ Report)

	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, collateral, par or maturity value	Cost		Current Value March 31, 2010
*	Fidelity Advisor Dividend Growth Fund	Mutual fund	*	*	$4,528,797
*	KV Pharmaceutical Company Class A Common Stock	Common stock	*	*	2,102,006
*	KV Pharmaceutical Company Class B Common Stock	Common stock	*	*	154,240
*	Fidelity Advisor Stable Value Fund Portfolio II	Interest in common trusts	*	*	5,425,984
*	Fidelity Advisor Intermediate Bond Fund	Mutual fund	*	*	3,232,329
	JPMorgan Small Cap Value Fund A	Mutual fund	*	*	780,181
	JP Morgan Equity Index Fund	Mutual fund	*	*	2,575,158
*	Fidelity Advisor Equity Growth Fund	Mutual fund	*	*	2,871,494
	T Rowe Price Growth Stock R	Mutual fund	*	*	1,258,941
*	Fidelity Advisor Technology Fund	Mutual fund	*	*	1,689,594
*	Fidelity Advisor Financial Services Fund	Mutual fund	*	*	883,728
*	Fidelity Advisor Mid Cap Fund	Mutual fund	*	*	2,735,759
*	Fidelity Advisor Equity Income Fund	Mutual fund	*	*	1,877,661
*	Fidelity Advisor Diversified International Fund	Mutual fund	*	*	2,005,517
*	Fidelity Advisor Small Cap Fund	Mutual fund	*	*	2,651,281
	Black Rock International Opportunities A	Mutual fund	*	*	2,108,078
*	Fidelity Advisor Health Care Fund	Mutual fund	*	*	1,292,677
*	Fidelity Advisor Freedom Income Fund	Mutual fund	*	*	102,263
*	Fidelity Advisor Freedom Fund 2010	Mutual fund	*	*	147,988
*	Fidelity Advisor Freedom Fund 2020	Mutual fund	*	*	1,245,085
*	Fidelity Advisor Freedom Fund 2030	Mutual fund	*	*	852,747
*	Fidelity Advisor Freedom Fund 2040	Mutual fund	*	*	871,124
*	Fidelity Advisor Freedom Fund 2005	Mutual fund	*	*	32,264
*	Fidelity Advisor Freedom Fund 2015	Mutual fund	*	*	137,109
*	Fidelity Advisor Freedom Fund 2025	Mutual fund	*	*	672,418
*	Fidelity Advisor Freedom Fund 2035	Mutual fund	*	*	538,457
*	Fidelity Advisor Freedom Fund 2045	Mutual fund	*	*	45,553
*	Fidelity Advisor Freedom Fund 2050	Mutual fund	*	*	48,257
	PIMCO Pimco Total Return Fund A	Mutual fund	*	*	550,287
	Thornburg International Thornburg Intlval R3 Fund	Mutual fund	*	*	305,387
	Participant Loans (interest rate of prime plus 0.5% maturing through 2016)	Participant loans	*	*	923,608

					$44,645,972

*	Indicates a party-in-interest as defined by ERISA.
**	Represents participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Date: September 27, 2010	By:	/s/ THOMAS S. MCHUGH
Thomas S. McHugh
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Brown Smith Wallace, LLC.